June 10, 2025

Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE: MIAX Sapphire, LLC ("SAPPHIRE")
Amendment 2025-10 to Form 1 Application

Dear Sir/Madam:

Enclosed for official filing pursuant to Rule 6a-2(a) is Amendment 2025-10 to the Form 1 Application of SAPPHIRE, which includes the following changes:

Exhibit F – Updated and new membership forms

Please do not hesitate to contact me if you have any questions in connection with this matter.

Sincerely,

Barbara J. Comly

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Enclosure
cc: Marlene Olsen

Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY): 06/10/25	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: MIAX Sapphire, LLC

2. Provide the applicant's primary street address: 7 Roszel Road, Suite 1A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
Telephone: 609-897-7300; Facsimile: 609-987-2210

25000194

5. Provide the name, title and telephone number of a contact employee:
Barbara J. Comly, EVP, General Counsel & Corporate Secretary
609-897-7315

6. Provide the name and address of counsel for the applicant:
Barbara J. Comly, EVP, General Counsel & Corporate Secretary
MIAX Sapphire, LLC
7 Roszel Road, Suite 1A
Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership
☒ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 04/06/23 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.)

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAX SAPPHIRE, LLC

Date: June 10, 2025

By: *Barbara J. Comly*
Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this 10th day of June, 2025.

Jane Post
Jane Post
Notary Public of the State of New Jersey
My Commission Expires October 27, 2029

NOTARY PUBLIC

**This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.**

EXHIBIT F

<u>Exhibit Request</u>:

A complete set of all forms pertaining to:

1. **Application for membership, participation, or subscription to the entity.**

2. **Application for approval as a person associated with a member, participant, or subscriber of the entity.**

3. **Any other similar materials.**

<u>Response</u>:

1. Pre-Application Survey (MIAX, PEARL Options, EMERALD & SAPPHIRE)
2. Member Application (MIAX, PEARL Options, EMERALD & SAPPHIRE)
3. Amendment to Member Application (MIAX, PEARL Options, EMERALD & SAPPHIRE)
4. Waive-In Member Application (MIAX, PEARL Options, EMERALD & SAPPHIRE)
5. Clearing Member Give-Up Authorization and Guarantee (MIAX, PEARL Options, EMERALD & SAPPHIRE)
6. Market Maker Member Guarantee (SAPPHIRE)
7. Universal Give-Up & Designated Clearing Advisement (MIAX, PEARL Options, EMERALD & SAPPHIRE)
8. User Agreement (MIAX, PEARL Options, PEARL Equities, EMERALD & SAPPHIRE)
9. Sponsored Access Agreement (SAPPHIRE)
10. Service Bureau Agreement (MIAX, PEARL Options, PEARL Equities, EMERALD & SAPPHIRE)
11. Clearing Member Restriction Form (MIAX, PEARL Options, EMERALD & SAPPHIRE)
12. Volume Aggregation Request Form (MIAX, PEARL Options, EMERALD & SAPPHIRE)
13. Stock-Tied Give Up Authorization and Guarantee (SAPPHIRE)
14. Stock-Tied Complex Order Authorization (SAPPHIRE)

15. Exchange Data Agreement (MIAX, PEARL Options, PEARL Equities, EMERALD & SAPPHIRE)

16. Market Data Policies (MIAX, PEARL Options, PEARL Equities, EMERALD & SAPPHIRE)

17. Schedule A – Affiliated Companies List (MIAX, PEARL Options, PEARL Equities, EMERALD & SAPPHIRE)

18. Schedule B – Data Feed Request Form (MIAX, PEARL Options, PEARL Equities, EMERALD & SAPPHIRE)

19. Schedule C – Service Facilitator List (MIAX, PEARL Options, PEARL Equities, EMERALD & SAPPHIRE)

20. Schedule D – Market Data Subscriber Agreement (MIAX, PEARL Options, PEARL Equities, EMERALD & SAPPHIRE)

21. Extranet Connection Agreement (MIAX, PEARL Options, PEARL Equities, EMERALD & SAPPHIRE)

22. Extranet Schedule A (MIAX, PEARL Options, PEARL Equities, EMERALD & SAPPHIRE)

23. Application for Academic Discount For AD HOC Requests For Historical Open-Close Report Market Data (MIAX, PEARL Options, EMERALD & SAPPHIRE)

24. Floor Participant Application (SAPPHIRE)

25. Data Center Access Agreement (SAPPHIRE)

The Exchange intends to use Form U-4, the Uniform Application for Securities Industry Registration or Transfer, for persons applying to be associated persons of a Member.

MIAX Sapphire, LLC ("MIAX Sapphire" or the "Exchange") Member Firms should use this form to request participation in Complex Orders containing a stock component on MIAX Sapphire. Please fill out this form in its entirety and return to MIAX Sapphire Membership (see Section I below).

SECTION A – GENERAL MEMBER INFORMATION

Member Firm:

Contact Name: Email:

CRD No.: Phone:

SECTION B – FIRM-BASED ACCOUNT CONFIGURATION (ORDER-BY-ORDER BASIS)

On a Firm-level basis, provide the following Stock Account MPID(s) which will be used to trade Complex Order strategies with a stock component.

Stock Account MPID(s)

- If sending stock clearing instructions on an order-by-order basis, EEMs have the option to specify a default stock clearing account within this Section.
- Alternatively, in the absence of an order-by-order basis, please use Section C.
- Electronic Exchange Members (EEM) must complete either Section B or Section C.
- Please use an attachment if needed.

SECTION C – MPID-BASED ACCOUNT CONFIGURATION

Provide the following information for each MIAX Sapphire MPID which will be used to trade Complex Order strategies with a stock component.

Column A MIAX Sapphire MPID	Column B Stock Account MPID

- By providing MPID-based account information, MIAX Sapphire will pre-configure your stock clearing information using Column A and Column B above.
- Market-Makers must complete both Column A and Column B
- Please use an attachment if needed.

SECTION D –Stock Facilitating Broker

Check the desired Stock Facilitating Broker(s).

☐ Wolverine Execution Services, LLC ☐ FOG Equities, LLC

SECTION E – CLEARING PATH

Check the desired clearing path for stock component.

- **1. ACT** – Requires Uniform Service Bureau/Executing Broker Agreement (AGU) with FINRA Transparency Services
- **2. Direct to NSCC** – Requires Qualified Special Representative (QSR Form or CorrClearing Agreement submitted via DTCC Portal) arrangement with FINRA

SECTION F – THIRD PARTY DISCLAIMER

It is expressly understood that a clearing issue which may arise from an order entered through this stock-option order processing is strictly between the MIAX Sapphire Member Firm and the Exchange's designated Stock Routing Broker Dealer (SRBD), in its role as a Stock Facilitating Broker, and does not involve any third party which may be the originator of the transaction as a client of the MIAX Sapphire Member Firm.

- Yes
- No

SECTION G – SUPPLEMENTAL MATERIAL

- ***FINRA Transparency Services Uniform Executing Broker Agreement (AGU)*** – FINRA member firms who wish to participate in the Complex Order System are required to execute this Agreement.
- ***QSR or CorrClearing Arrangement (DTCC Portal)*** – Member firms which are not a FINRA member and have no access to ACT via its clearing firm, must have its clearing firm enter into this arrangement with FINRA.
- ***MPID & Session Request Form*** – Member firms that do not have an assigned MPID must request one by submitting this form to MIAX Sapphire Membership.
- In accordance with Rule 518 Interpretation and Policy .01(a), to participate in stock-option order processing, a member firm must give up a Clearing Member previously identified to and processed by the Exchange as a Designated Give Up for that member firm, and which has entered into a *Uniform Executing Broker Agreement* with FINRA Transparency Services.

SECTION H – SIGNATURES

Authorized Signatory MIAX Sapphire Member Firm	Authorized Signatory Stock Facilitating Broker or Exchange
Print Name/Title	Print Name/Title
Date	Date

The NSCC Stock MPID(s) listed on this filing has previously been set-up with the Authorized Stock Facilitating Broker. The new option MPID listing(s) or change(s) thereto have been entered into the MIAX Sapphire Membership Trading System for immediate use.

SECTION I – SUBMISSION

Please submit your completed form electronically to MIAX Sapphire Membership: membershipcore@miaxglobal.com.
Questions may be directed to MIAX Sapphire Membership at 609-897-1479.

Check one: ☐ New Service Request ☐ Addition to Existing Service ☐ Deletion from Existing Service

Date of Request:

Data of Recipient/Data Feed Distributor Contact Information

Company Name :

Primary Contact

Phone: Primary Contact Email:

Technical Contact

Phone: Technical Contact Email:

Billing Contact

Phone: Billing Contact Email:

Reporting Contact

Phone: Reporting Contact Email:

---

1. Intended Use

Intended Use of MIAX Pearl Equities Market Data
Check All Applicable

☐ Internal Distribution Within Company and/or Affiliates

☐ Display Usage ☐ Non-Display Usage

☐ Controlled Distribution to External Parties (control entitlement and individual device usage)

☐ Uncontrolled Distribution to External Parties (does not control entitlement or display of information)

Intended Use of MIAX Options Market Data
Check All Applicable

☐ Internal Distribution Within Company and/or Affiliates

☐ Display Usage ☐ Non-Display Usage

☐ Controlled Distribution to External Parties (control entitlement and individual device usage)

☐ Uncontrolled Distribution to External Parties (does not control entitlement or display of information)

Intended Use of MIAX Pearl Options Market Data
Check All Applicable

- Internal Distribution Within Company and/or Affiliates
  - Display Usage
  - Non-Display Usage
- Controlled Distribution to External Parties (control entitlement and individual device usage)
- Uncontrolled Distribution to External Parties (does not control entitlement or display of information)

Intended Use of MIAX Emerald Options Market Data
Check All Applicable

- Internal Distribution Within Company and/or Affiliates
  - Display Usage
  - Non-Display Usage
- Controlled Distribution to External Parties (control entitlement and individual device usage)
- Uncontrolled Distribution to External Parties (does not control entitlement or display of information)

Intended Use of MIAX Sapphire Options Market Data
Check All Applicable

- Internal Distribution Within Company and/or Affiliates
  - Display Usage
  - Non-Display Usage
- Controlled Distribution to External Parties (control entitlement and individual device usage)
- Uncontrolled Distribution to External Parties (does not control entitlement or display of information)

---

2. Market Data Requested

MIAX Pearl Equities Market Data Requested

- MIAX Pearl Equities Top of Market (ToM)
- MIAX Pearl Equities Depth of Market (DoM)
- MIAX Pearl Equities Short Sale Volume and Trades Report
  - Annual Subscription
  - Monthly Subscription
  - Historical Dates
- Other:

MIAX Options Market Data Requested

- ☐ MIAX Options Top of Market (ToM)[1]
- ☐ Administrative Information Subscriber (AIS)
- ☐ MIAX Options Product Feed (MPF)
- ☐ MIAX Options Complex Top of Market (cToM)
- ☐ MIAX Options Order Feed (MOR)
- ☐ MIAX Options Open-Close Report
  - ☐ Intraday ☐ End of Day ☐ Historical Dates ____________
- ☐ Other: ____________

MIAX Pearl Options Market Data Requested

- ☐ MIAX Pearl Options Top of Market (ToM)[1]
- ☐ MIAX Pearl Options Liquidity Feed (PLF)
- ☐ MIAX Pearl Options Open-Close Report
  - ☐ Intraday ☐ End of Day ☐ Historical Dates ____________
- ☐ Other: ____________

MIAX Emerald Options Market Data Requested

- ☐ MIAX Emerald Options Top of Market (ToM)[1]
- ☐ Administrative Information Subscriber (AIS)
- ☐ MIAX Emerald Options Complex Top of Market (cToM)
- ☐ MIAX Emerald Options Order Feed (MOR)
- ☐ MIAX Emerald Options Open-Close Report
  - ☐ Intraday ☐ End of Day ☐ Historical Dates ____________
- ☐ Other: ____________

MIAX Sapphire Options Market Data Requested

- ☐ MIAX Sapphire Options Top of Market (ToM)[1]
- ☐ MIAX Sapphire Options Liquidity Feed (SLF)
- ☐ MIAX Sapphire Options Complex Top of Market (cToM)
- ☐ MIAX Sapphire Options Open-Close Report
  - ☐ Intraday ☐ End of Day ☐ Historical Dates ____________
- ☐ Other: ____________

[1] Any Data Recipient reviewing the ToM (Top of Market) Data acknowledges and agrees that it has equivalent access to consolidated options information disseminated by the Options Price Reporting Authority ("OPRA") for the same classes or series of options that are included in the ToM Market Data.

3. Distribution Service Description and Entitlement

Controlled Distribution Service Description and Entitlement

Internal Distribution – Describe Intended Use of Data

External Distribution – Describe Service Provided

(Specify Options or Equities Data in Description)

Entitlement Methodology

Uncontrolled Distribution to External Parties

Please provide information for any Uncontrolled Distribution of Exchange Market Data from your organization, if applicable.

Planned Instillation Date:

Describe below to whom/how you will distribute the data in an Uncontrolled manner:

Certification

I certify that the information provided in this form is complete and accurate and complies with all terms and conditions of the Exchange Data Agreement with Miami International Securities Exchange, LLC (“MIAX”), MIAX PEARL, LLC (“MIAX Pearl”), MIAX Emerald, LLC (“MIAX Emerald”), and/or MIAX Sapphire, LLC (“MIAX Sapphire”) (individually or collectively referred to herein as the “Exchange” as applicable).

Print name: Title:

Signature: Date:

1. **Primary Contact of Applicant-Firm:**

Name: Title:

Telephone: Email: CRD#:

2. **Applicant-Firm:**

3. **Applicant-Firm Business Address:**

Street:

City: State: Zip Code:

4. **Applicant-Firm's CRD#:**

5. **Provide the number of permits in each category for which the Applicant-Firm is applying.**

Floor Broker Floor Broker Alternate

Floor Market Maker Floor Market Maker Alternate Clerk

6. **Applicant-Firm Authorized Personnel**

The Applicant-Firm must provide a list of all authorized personnel on the Trading Floor via the attached form (see next page).

7. **Insurance**

The Applicant-Firm must submit a certificate of insurance as provided in Rule 527(d).

8. **Authorization**

The undersigned agrees that he/she is authorized on behalf of Applicant-Firm to make this application to the Exchange.

The undersigned hereby agrees that the Applicant-Firm will abide by the Bylaws and Rules of the Exchange as they shall be amended from time to time.

The undersigned represents that, to the best of my knowledge and belief, the foregoing statements are true and correct.

The undersigned recognizes that Applicant-Firm may be the subject of an investigative consumer report ordered by the Exchange, and hereby authorizes and consents to the Exchange obtaining such report.

The undersigned represents that the below-listed Authorized Trading Floor Personnel have been fingerprinted by FINRA for their current WebCRD registration(s) and have no criminal disclosure(s) which would otherwise disqualify them from working on a national securities exchange floor.

Signature of Authorized Officer: Date:

Name (Printed): Title:

Authorized Trading Floor Personnel

It is the Applicant-Firm's responsibility to notify the Exchange's Membership Department of changes to Authorized Trading Floor Personnel, including additions and terminations. Permit Type (i.e., Floor Broker or Floor Broker Alternate, Floor Market Maker or Floor Market Maker Alternate or Clerk)

Trader(s)

1. Name:
Permit Type:
Telephone:
Email:
CRD#:
Securities Trader (S-57) Registration: Yes ☐ No ☐

Clerk(s)

2. Name:
Permit Type:
Telephone:
Email:
CRD#:
Will Clerk duties include order entry/handling? Yes ☐ No ☐
(S-57) Registration: Yes ☐ No ☐

3. Name:
Permit Type:
Telephone:
Email:
CRD#:
Securities Trader (S-57) Registration: Yes ☐ No ☐

4. Name:
Permit Type:
Telephone:
Email:
CRD#:
Will Clerk duties include order entry/handling? Yes ☐ No ☐
(S-57) Registration: Yes ☐ No ☐

5. Name:
Permit Type:
Telephone:
Email:
CRD#:
Securities Trader (S-57) Registration: Yes ☐ No ☐

Exchange Membership Department (Only)

Approved:
Date:
Name (Printed):
Title:

This Data Center Access Agreement ("Agreement") is executed and entered into as of the date below, and is made by and between MIAX Sapphire, LLC ("MIAX Sapphire" or the "Exchange"), a Delaware limited liability company with its principal place of business at 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540, and the firm as identified below (the "Firm").

1. Purpose

The purpose of this Agreement is to define the terms and conditions under which the Firm is granted access to the MIAX Sapphire Data Center located at 545 NW 26th Street, Miami, Florida 33127 ("Data Center").

2. Access Guidelines

Access to the Data Center will be provided to the following:

- Staff of the Firm
- Contractors performing work on behalf of the Firm
- Vendors performing work on behalf of the Firm
- MIAX Sapphire staff performing work on behalf of the Firm

3. Terms

MIAX Sapphire will allow the employees, contractors, vendors, and other agents of the Firm access to the Data Center, in accordance to the procedures set out in this Agreement.

MIAX Sapphire retains the right to interrupt access to the Data Center for the purposes of modifying or repairing systems, devices, or services of the Data Center. If possible, MIAX Sapphire will notify the Firm of such an interruption in advance.

The Firm warrants that the data devices connected in the MIAX Sapphire Data Center have valid technical and safety operating capacity. The Firm is fully responsible for the condition of its devices.

4. Required Information

Firms will be required to submit a completed request form to MIAX Sapphire Trading Operations when requesting access to the Data Center.

Required information on the request form will be:

- Member Firm Name
- Requested access date and time
- Cabinet and bay location
- Member Firm staff, contractor, or vendor contact information.
- Description of work to be performed

All employees, contractors, vendors, or agents, performing work on behalf of the Firm will be required to present a government issued ID to security personnel at the building's security desk.

5. Hours of Access

5.1 Regular Hours
Access to the Data Center requires a minimum of 24 hours advance notice
Monday through Friday (excluding holidays)
Standard access hours:
4:30 p.m. – 6:30 p.m. ET

Requests for access outside the standard hours will require approval by MIAX Sapphire Trading Operations and 48 hours advance notice

5.2 Emergency Hours
In case of emergency (e.g., production issue), access can be requested during the following times:
Monday through Friday (excluding holidays)
Emergency access hours:
7:30 a.m. – 5:30 p.m. ET

6. Scope and Type of Work Permitted

Technology device installations or replacements within assigned cabinet (bays) include but are not limited to the following:
Servers
Switches
Firewalls
External Hard Drives
SFPs
Fans
Power Supplies
Ethernet cables or fiber strands
Power cables

7. Work Not Permitted

Any work outside of a Firm's assigned cabinet bay(s) is prohibited.
Examples of such prohibited work are: installing or modifying the network cabling from the data center room patch panels to the member firm cabinet bay(s) or power cable manipulation outside the cabinet bay(s).

No changes to Power Distribution Units (PDUs) are to be made within the Firm's cabinet bay(s).

Any work required outside of the Firm's assigned cabinet bay(s) requires the Firm to make a request to MIAX Sapphire Trading Operations staff. The Operations staff will request that the appropriate MIAX Sapphire technical staff coordinate such work with the requesting Firm.

Firm staff, contractors, vendors, and agents must leave the Data Center Space clean and free of any foreign equipment, containers, flammable or hazardous materials, cardboard, food, liquids, or general trash.

8. Security and Safety Policies

The Firm must comply with all posted and communication safety, security, and operational policies.

No photography, video, or recording devices are permitted without prior written authorization.

No prohibited items may be brought into the facility including, but not limited to, weapons, explosives, or unauthorized electronic devices.

9. LIMITATION OF LIABILITY

TO THE FULLEST EXTENT PERMISSIBLE BY LAW, IN NO EVENT SHALL THE EXCHANGE BE LIABLE FOR ANY SPECIAL, INDIRECT, CONSEQUENTIAL OR EXEMPLARY DAMAGES WHATSOEVER (INCLUDING WITHOUT LIMITATION, LOSS OF BUSINESS PROFITS, LOSS OR CORRUPTION OR UNAVAILIBILITY OF DATA, LOSS OF USE OF DATA, LOSS OF USE OF THE RELEVANT SYSTEMS, BUSINESS INTERRUPTIONS, LOSS OF BUSINESS INFORMATION OR ANY OTHER PECUNIARY OR NON-PECUNIARY LOSS) ARISING OUT OF OR OTHERWISE RELATED TO THE FIRM'S INSTALLATION, MAINTENANCE, REPAIR, OR OPERATION OF ITS EQUIPMENT.

10. NO CONSEQUENTIAL DAMAGES

ABSENT FRAUD OR WILLFUL MISCONDUCT BY THE EXCHANGE, UNDER NO CIRCUMSTANCES WILL THE EXCHANGE OR ITS AGENTS, AFFILIATES OR LICENSORS BE LIABLE FOR ANY LOSS, DAMAGE, CLAIM OR EXPENSE, INCLUDING WITHOUT LIMITATION ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORESEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING, BUT NOT LIMITED TO, CLAIMS FOR LOSS OF DATA, INCLUDING USER'S DATA, GOODWILL, USE OF MONEY OR USE OF THE EXCHANGE, INTERRUPTION IN USE OR AVAILABILITY OF THE EXCHANGE, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHERWISE. THIS SECTION WILL NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION. NOTWITHSTANDING THE FOREGOING, THE EXCHANGE MAY BE LIABLE TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE CURRENTLY NUMBERED 527 (EXCHANGE LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME.

11. Indemnification

The Firm agrees to indemnify and hold harmless the Exchange, its owners, subsidiaries, affiliates, officers, directors, employees, agents, and any related persons and entities, from and against all expenses and costs and damages (including any reasonable legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of action, service, taken or performed under this Agreement, for any reason, fraudulent, negligent or otherwise, unless such expenses, costs, damages, claims, demands, proceedings, suits, actions, or liabilities arise from the Exchange's willful misconduct, fraud, or breach of the Exchange's obligations under this Agreement.

12. Severability

Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void, or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement.

13. Arbitration

In connection with the following agreement to arbitrate, each party understands that: (i) arbitration is final and binding on the parties; (ii) the parties are waiving their right to seek remedies in court, including the right to jury trial; (iii) pre-arbitration discovery is generally more limited than and different from court proceedings; (iv) the arbitrators' award is not required to include factual findings or legal reasoning, and any party's right to appeal or seek modification of rulings by the arbitrators is strictly limited; and (v) the panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry. Subject to the preceding disclosures, each party agrees that any controversy arising out of or relating to this Agreement or the breach thereof will be resolved and settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association or in accordance with such other rules and procedures as are agreed to by the parties. The arbitration proceeding shall be conducted in New York, New York, unless otherwise agreed to by the parties. Judgment upon arbitration may be entered in any court, state or federal, having jurisdiction; provided, however, that nothing herein will prevent either party from: (i) petitioning a regulatory body regarding a matter in question over which the regulatory body has administrative jurisdiction; or (ii) pursuing injunctions before any administrative or judicial forum provided that all monetary and other relief is submitted for arbitration.

14. Governing Law

Any action arising out of this Agreement between the Exchange and the Firm shall be governed and construed in accordance with the internal laws (and not the law of conflict) of the State of New York. In the event of any conflict between the terms and conditions of this Agreement and any other agreement relating to the Firm's receipt and use of Information, the terms and conditions of this Agreement will prevail. If, for any reason, one or more provisions of this Agreement is held invalid, the other provisions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers.

Firm Name:

Firm Address:

Signature:		Date:	
Print Name:		Title:	

MIAX Sapphire, LLC

Signature:		Date:	
Print Name:		Title:	